

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2024

Nick Langton
Chief Executive Officer
Alta Global Group Ltd
Level 1, Suite 1, 29-33 The Corso
Manly, New South Wales 2095

>   **Re: Alta Global Group Ltd**
>   **Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed December 22, 2023**
>   **File No. 333-275618**

Dear Nick Langton:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 5, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed December 22, 2023

Exhibits

1. Counsel's legal opinion contains an assumption (located at paragraph (b)) as to the power and authority for each party, however, this assumption is overly broad. Counsel may make this assumption as to parties other than the Company, but not as to the Company itself. Also, the assumption (located at paragraph (c)) appears to assume that the Company has taken all corporate actions necessary to authorize the issuance of the securities, and such an assumption is not permissible. Refer to Legality and Tax Opinions in Registered Offerings: Staff Legal Bulletin No. 19 located at our web-site for guidance. Please have counsel revise the opinion to remove such assumptions.

Please contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services